ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated November 1, 2007



15 Year Non-Call 1 Year Range Accrual Notes Linked to the 6-Month USD LIBOR due November 29, 2022

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1)[†]
Offering	:	15 Year Non-Call 1 Year Range Accrual Notes Linked to the 6-Month USD LIBOR (the "notes")
Denominations	:	$1,000 per note (minimum initial investments of $1,000)
Coupon	:	**Year 1:** **7.00% - 7.50%, to be set on the Trade Date** **Years 2 – 15:** **7.00% - 7.50% x Accrual Barrier Days/Actual Days, to be set on the Trade Date** Quarterly, 30/360, unadjusted *Where:* Accrual Barrier Days = Number of calendar days in the applicable Reference Period on which the 6-Month USD LIBOR is equal to or less than the Accrual Barrier. Actual Days = Number of calendar days in such Reference Period. Subject to a minimum coupon of 0.00%
Accrual Barrier	:	7.00%
6-Month USD LIBOR	:	The 6-Month USD LIBOR rate that appears on Reuters Page "LIBOR01" at 11:00 am London time on each day of the Reference Period. If such rate does not appear on the above pages, the rate shall be as determined by the Calculation Agent in accordance with the ISDA Definitions.
Reference Period	:	With respect to each Interest Period commencing on or after the fourth Interest Payment Date, the period commencing on (and including) the second business day prior to the Interest Payment Date for the preceding Interest Period to (and excluding) the second business day prior to the Interest Payment Date for such Interest Period.
Interest Periods	:	The period commencing on (and including) the Settlement Date to (but excluding) the first Interest Payment Date, and each period commencing on (and including) an Interest Payment Date to (but excluding) the next following Interest Payment Date.
Interest Payment Dates	:	29th of February, May, August and November.
Call Provision	:	The Issuer has the right to call the notes in whole, but not in part, at par one year from the Settlement Date and quarterly thereafter by providing 5 Business Days notice.
Redemption Amount at Maturity	:	Provided the notes are not previously called by the Issuer, the noteholder will receive par at maturity for each note.
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com.

[†]A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.



Business Days	:	London and New York (following business day convention)
Form of Note	:	Global, Book-Entry. The notes will be represented by a single registered global note deposited with The Depository Trust Company.
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Issuer will not pay the Agents a commission in connection with the sale of the notes.
Referral Fees	:	The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount.
Custodial Fees	:	The Agents may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.
Calculation Agent	:	Deutsche Bank AG, London Branch
Security Codes	:	CUSIP: 2515A0 HE 6 ISIN: US2515A0HE64

Relevant Dates

Offering Period	:	November 2, 2007 – November 26, 2007 at 2:00 pm EST
Trade Date	:	November 26, 2007
Settlement Date	:	November 29, 2007 (Trade Date plus three Business Days)
Final Maturity Date	:	November 29, 2022 (Settlement Date plus fifteen years)



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Deutsche Bank Group

15 Year Non-Call 1 Year Range Accrual Notes Linked to the 6-Month USD LIBOR due November 29, 2022

Indicative Terms

Sample Structure:

- **Issuer:** Deutsche Bank AG, London Branch (Aa1)†
- **Underlying Rates:** 6-Month USD LIBOR
- **Maturity:** 15 years
- **Coupon:**
  - **Year 1** 7.00% - 7.50%, to be set on the Trade Date
  - **Years 2 –15 (if not called)** 7.00% - 7.50%, to be set on the Trade Date Subject to the Range
  - Quarterly interest payments, 30/360
- **Range** 6-Month USD LIBOR < 7.00%
- **Call Provision:** Callable by the Issuer 1 year from the Settlement Date and quarterly thereafter

Positioning:

- Investor is guaranteed to receive quarterly interest payments of not less than 7.00% and no greater than 7.50% (to be set on the Trade Date) for the first year. Thereafter, the Investor receives quarterly interest payments of 7.00% to 7.50% (to be set on the Trade Date) multiplied by the percentage of the days during the applicable Reference Period that the 6-Month USD LIBOR sets equal to or less than 7.00%.
- Over the last fifteen years, the 6-Month USD LIBOR has rarely approached the Accrual Barrier; it has set above 7.00% on only thirteen Business Days.*
- The Federal Open Market Committee (the Fed) has cut the Fed Funds target rate by 0.75% to 4.50% over the last two months, in an effort to avert or lessen the severity of a potential downturn in growth. Future signs of economic slowdown may prompt the Fed to continue easing borrowing conditions. Since Fed Funds and the 6-Month USD LIBOR are very highly correlated, one could reasonably expect such a reduction to bring about a similar reduction in the 6-Month USD LIBOR.

Historical Levels of the 6-Month LIBOR Rate

8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1992
1994
1996
1998
2000
2002
2004
2006

*Past results do not indicate future performance

†A credit rating is not a recommendation to buy, sell or hold the notes, and may be subject to revision at any time by the assigning rating agency.



Upside Scenario:
- 6-Month USD LIBOR remains below 7.00%, so the Investor receives quarterly interest payments at or near the maximum interest rates of 7.00% – 7.50% (to be set on the Trade Date) for all or most of the term of the note.

Downside Scenario:
- The notes are principal protected. Although the notes may pay no interest payment after the first year, the Investor will always receive a payment at maturity equal to the principal amount of the notes, subject to Issuer credit risk.

Selected Risk Considerations:
- The notes may not pay interest after the first year.
- The notes may be called by the Issuer one year from the Settlement Date and quarterly thereafter.
- Liquidity and Market Risk - The notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.
- Credit Risk - Investors are assuming the credit risk of the Issuer.

Hypothetical Analysis for an Interest Period:
Because the 6-Month USD LIBOR may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the notes. The Coupon on the notes during the first year will be set on the Trade Date and will not be less than 7.00% or greater than 7.50%.

Thereafter, the Coupon for each Interest Period will be calculated by multiplying a base rate, which will be set on the Trade Date and will not be less than 7.00% or greater than 7.50% per annum, by the quotient of (a) the number of calendar days during the applicable Reference Period for which the 6-Month USD LIBOR is less than or equal to 7.00% (Accrual Barrier Days), divided by (b) the number of calendar days in the applicable Reference Period (Actual Days).

Presented below are examples of hypothetical Coupon payments for Interest Periods occurring a year or more from the Settlement Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the 6-Month USD LIBOR could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below assume that there are exactly 90 calendar days in the applicable Reference Period (Actual Days) and that the Base Rate on the notes is equal to 7.25% per annum. Accordingly, the Coupon = 7.25% x Accrual Barrier Days/90.

Example 1: the 6-Month USD LIBOR is less than or equal to 7.00% on every day in the applicable Reference Period.
Accrual Barrier Days = 90 and the Coupon per annum = 7.25% x 90/90 = **7.25%**.

Example 2: the 6-Month USD LIBOR is less than or equal to 7.00% on only 60 days in the applicable Reference Period.
Accrual Barrier Days = 60 and the Coupon per annum = 7.25% x 60/90 = **4.83%**.

Example 3: the 6-Month USD LIBOR is less than or equal to 7.00% on only 30 days in the applicable Reference Period.
Accrual Barrier Days = 30 and the Coupon per annum = 7.25% x 30/90 = **2.42%**.

Example 4: the 6-Month USD LIBOR is greater than 7.00% on every day in the applicable Reference Period.
Accrual Barrier Days = 0 and the Coupon per annum = 7.25% x 0/90 = **0.00%**.



Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of October 31, 2007. These prices reflect an estimate of the value of the notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective duration is the measure of responsiveness of the hypothetical mid-market prices of the notes to fluctuations in the level of Interest Rates, taking into account that interest payments on the notes after the first year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the 6-Month USD LIBOR and interest rates in general. Hypothetical Analysis results will be different at different points in time during the term of the notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the notes. Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their notes at such prices, or at any prices, at any time during the term of the notes.

Parallel Shift: The table below illustrates changes in effective duration and hypothetical mid-market prices of the notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on October 31, 2007 by the number of basis points specified below.

Parallel Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	1.63	2.31	3.43	5.03	7.05	9.31	11.65	13.87	15.84
Estimated Mid-Market Price	103.71	103.23	102.53	101.50	100.00	98.07	95.36	92.17	88.47